SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2022 FOURTH QUARTER AND FULL YEAR RESULTS1

“2022 was a solid year, marked by double-digit top line and bottom line growth driven by the continued momentum in Brazil, where our ‘Ambev as a platform’ framework is coming to life.”– Jean Jereissati, CEO

Total Volume (organic)

4Q: +1.5% vs LY FY: +3.0% vs LY

Volume growth in 4Q22 was led by Brazil (NAB +6.6% and Beer +4.0%). Volumes declined in Latin America South (“LAS”) (-1.6%), Canada (-5.4%), impacted by a soft beer industry, and Central America and the Caribbean (“CAC”) (-13.4%), with some sequential recovery led by the Dominican Republic.

Net Revenue (organic)

4Q: +21.5% vs LY FY: +19.8% vs LY

Performance driven mostly by net revenue per hectoliter (“NR/hl”) growth of 19.7% in 4Q22. Net revenue grew in most of our business units: LAS[2] +54.0%, Brazil NAB +25.7%, Brazil Beer +16.9% and Canada +1.9%, while CAC declined by 5.7%.

Normalized EBITDA (organic)

4Q: +27.4% vs LY FY: +17.1% vs LY

Growth in 4Q22 driven by top line performance, partially offset by commodities prices and FX impacting COGS and sustained inflationary pressures coupled with additional commercial investments in Brazil impacting overall SG&A.

Normalized Profit

4Q: R$ 5,299.7 million

FY: R$ 15,166.8 million

Normalized profit increased by 36.4% versus R$ 3,885.1 million in 4Q21, mostly due to EBITDA growth and lower effective tax rate. In FY22, normalized profit grew by 12.6% compared to R$ 13,472.3 million in FY21.

Cash flow from operating activities

4Q: R$ 11,810.8 million

FY: R$ 20,642.2 million

Cash flow from operating activities was flat (+0.2%) compared to R$ 11,792.5 million in 4Q21, and in FY22 decreased by 9.9% versus R$ 22,901.0 million in FY21, explained mostly by bonus and capex payments in 1Q22 and lower cash generation in CAC and Canada.

ESG

As part of our decarbonization plan, we ended the year with 11 carbon neutral plants, with additional three carbon neutral plants delivered in 4Q22: in Brazil, Anápolis brewery (in the State of Goiás), and, in Uruguay, Paysandú brewery and malting plant, and MUSA malting plant.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2022, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 18).

ambev.com.br	Press Release – March 2, 2023

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MANAGEMENT COMMENTS

Another year of double-digit net revenue and EBITDA growth, led by our Brazilian business momentum

In 2022, we took another step in the journey to transform our company. Despite headwinds in our international operations, the consistent execution of our platform model coupled with commercial momentum in Brazil led us to deliver our main ambitions for the year:

•	Top line growth (+19.8%) driven by net revenue per hectoliter performance (+16.3%), driven by healthier brands, premiumization and innovation, as well as the disciplined execution of our revenue management initiatives. Volumes grew by 3.0%, totaling 186 million hectoliters in the year.
•	Normalized EBITDA growth of 17.1% on a consolidated basis, ahead of our growth rate in 2021 (+10.9%) despite increased commodities prices and inflationary pressure on other costs and expenses across our markets, with both Brazil Beer and Brazil NAB resuming Normalized EBITDA growth in the year (+12.3% and +41.5%, respectively).

Anticipated commodities headwinds and overall inflation impacted our costs and expenses (mainly diesel and freight costs in markets that are more dependent on imports) throughout the year, resulting in consolidated Cash COGS and Cash SG&A increasing by 23.8% and 18.5%, respectively. In Brazil Beer, Cash COGS per hectoliter (excluding non-Ambev marketplace products) was up 16.6%, at the lower end of our guidance for the year. In 4Q22, despite sustained pressure on costs and expenses driven by commodities and overall inflation (Cash COGS +20.5% and Cash SG&A +19.5%), the enhanced NR/hl performance (+19.7%) drove double-digit top and bottom line growth on a consolidated basis (+21.5% and +27.4%, respectively).

Financial highlights - Ambev consolidated	4Q21	4Q22	% As Reported	% Organic	FY21	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	51,374.9	52,169.3	1.5%	1.5%	180,368.1	185,749.7	3.0%	3.0%
Net revenue	22,010.8	22,693.0	3.1%	21.5%	72,854.3	79,708.8	9.4%	19.8%
Gross profit	11,514.8	11,707.8	1.7%	22.4%	37,194.6	39,286.8	5.6%	16.8%
% Gross margin	52.3%	51.6%	-70 bps	40 bps	51.1%	49.3%	-180 bps	-130 bps
Normalized EBITDA	6,784.4	7,109.3	4.8%	27.4%	22,869.7	23,770.9	3.9%	17.1%
% Normalized EBITDA margin	30.8%	31.3%	50 bps	160 bps	31.4%	29.8%	-160 bps	-60 bps

Profit	3,747.0	5,083.4	35.7%		13,122.6	14,891.3	13.5%
Normalized profit	3,885.1	5,299.7	36.4%		13,472.3	15,166.8	12.6%
EPS (R$/shares)	0.23	0.32	37.7%		0.81	0.92	14.1%
Normalized EPS (R$/shares)	0.24	0.33	38.4%		0.83	0.94	13.1%

Brazil’s commercial performance continued to lead the way. Volumes for the year in both Beer and NAB reached all-time-high levels amid a more challenging environment of high inflation and rising interest rates, with market share gains in both businesses, according to our estimates. Several of our brands were awarded at Cannes Festival of Creativity and Effie Awards, and the health of our focus beer brands improved once again, supporting the growth of our premium brands volume in the high-teens for the year. And in 4Q22, despite the cold and rainy weather in the country, we delivered Brazil Beer’s best fourth quarter in our history in terms of volumes, supported by FIFA World Cup™ activations. In NAB, we reached all-time-high number of customers thanks to improved distribution with BEES, and our energy, functional and diet-light-zero portfolio grew in the high-twenties in the year.

In FY22, revenue per hectoliter performance accelerated versus last year (+13.5%) in both beer and NAB, thanks to the disciplined execution of our revenue management strategy coupled with premiumization. As a result, top line increased by double-digit (+17.4% in beer and +34.2% in NAB) and EBTIDA was back to growth despite anticipated commodities headwinds (+12.3% and +41.5%, respectively, with a 120bps margin expansion in the NAB business).

On the other hand, our international operations had softer performances in 2022, particularly CAC and Canada.

ambev.com.br	Press Release – March 2, 2023

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In CAC, volumes declined by 12.1% and top line was down 3.9% as the region was affected by supply chain disruptions in the first half of the year, bad weather, and high inflation in the second half. In 4Q22, our disciplined commercial execution led to overall sequential improvement.

As for Canada, we delivered top line growth (+3.0%) in spite of volumes declining (-2.8%) due to a softer industry. However, top line growth was more than offset by pressures on costs and distribution expenses, resulting in EBITDA decline (-7.3%). In 4Q22 the results were consistent with the full year, with top line increasing by 1.9% despite volume decline (-5.4%) and EBITDA decreasing by 4.2%.

In LAS, we delivered NR/hl growth (+43.8%, accelerating to +56.4% in 4Q22) in the year, translating into both top line and EBITDA increases (+46.2% and +60.1%, respectively). Volumes for the full year grew by 1.7% thanks to a resilient performance in Argentina and Bolivia continued recovery from COVID-19 impacts. In 4Q22, volumes decreased (-1.6%), mainly driven by a soft industry amid a highly inflationary environment in Argentina and, to a lesser extent, in Chile.

Ambev as a platform[3][4]

In view of the opportunity to leverage our five-pillar platform in the context of the FIFA World Cup™, during this quarter we delivered consistent results in each of such pillars:

3 According to a study produced by the Stilingue platform, at the request of UOL Mídia e Marketing.

4 According to the newspaper “O Estado de São Paulo”.

ambev.com.br	Press Release – March 2, 2023

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ESG

In 2022, we continued to evolve in our ESG strategy, becoming part of the Corporate Sustainability Index (ISE B3) of the Brazilian Stock Exchange, which includes 69 stocks, belonging to 27 different sectors. Also, all members of our Executive Board had an ESG-related target, which represented an important step towards integration of ESG into our business strategy.

Environment

Water

In 2022, our Basins and Forests Program in partnership with the NGOs The Nature Conservancy and World Wildlife Fund Brasil reached 1.9 million trees planted and more than 830 hectares restored in 12 years of consistent action. Thanks to the consistency and positive impact of our program, our CEO, Jean Jereissati, was chosen Basin Champion by the Water Resilience Coalition – WRC, an international initiative to reduce water stress in the world by 2050, led by CEOs of large companies, the United Nations Global Compact and NGOs with expertise in the topic.

Climate Action

In 4Q22, we announced another three carbon neutral plants – in Brazil, Anápolis brewery (in the State of Goiás), and in Uruguay, Paysandú brewery and malting plant, and MUSA malting plant –, ending 2022 with a total of 11 carbon neutral operations that combined will avoid the emission of 30 thousand tons of CO2, the equivalent to removing four thousand cars from the streets. In 2022, we also reached 100% of renewable electric energy in our operations of Brazil, Argentina, Paraguay, Chile and Uruguay, adding to the Dominican Republic, Panama and Guatemala (where we had reached such threshold in 2021). Also, our brewery Cachoeiras de Macacu (located in the State of Rio de Janeiro) was our first brewery in Brazil to produce steam using sanitary landfill biomethane fuel. By combining these initiatives, we already managed to reduce carbon emissions from scopes 1 and 2 by more than 40% since 2017, keeping our commitments for 2025 on track.

Circular Packaging

We continued to progress in our commitment to eliminate plastic pollution from our packaging until 2025, having achieved over 50% of this commitment.

The table below shows the updated status of the main KPIs related to our sustainability goals for 2025 (as of December 2022), for which we have made good progress.

ambev.com.br	Press Release – March 2, 2023

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		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status x Goal
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter)(1)	100%	75%	-	-	92%	100%	On Track
	AMA (Number of people benefitted)	630,000	-	-	-	630,000	1,000,000	Better
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	100%	92%	40.6%	100%	97%	100%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	12,4%	31%	60,7%	9.9%	17.4%	25%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	59%	29%	66%	26.8%	48.3%	-	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	49.6%	44.4%	54.7%	38.5%	47.8%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	76.4%	75.9%	64.2%	68.3%	75.2%	≥ 50.1%	Better
	Plastic (PET) (% of plastic used that was recycled)	40.8%	10.5%	18.3%	-	32%	≥ 50.1%	Worse
	Plastic Commitment	54.9%	-	-	-	54.9%	100%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers(2)	82%	100%	-	-	89%	100%	Better
	Connected producers(3)	87%	100%	-	-	92%	100%	Better
	Financially empowered producers(4)	90%	100%	-	-	94%	100%	Better
(1)	7-Step Charter consists of: (i) engagement, (ii) problem identification/prioritization, (iii) agreed solutions, (iv) plan implementation, (v) governance, (vi) communication, and (vii) monitoring.
(2)	Producer must have (i) access to a variety of crops approved by Ambev for production, (ii) technical protocol for production, and (iii) at least two technical visits during the culture cycle.
(3)	Producer must be registered in SmartBarley platform or another similar platform (e.g. ManejeBem).
(4)	Producer has access to the tools to reduce production risks (e.g. agricultural insurance, specific financing etc.).

Social

In 2022 we launched “Bora”, a productive inclusion program that has three pillars: knowledge, financial support and connections. The purpose of “Bora” is to create opportunities for five million people over the next 10 years, helping Brazilians facing poverty and supporting those seeking a job or growth opportunities for their businesses. “Bora” impacted approximately 51,000 people during the year.

Our Smart Drinking platform also reached relevant milestones in the year, as we exceeded our commitment to impact 2.5 million consumers by 52%, with actions such as awareness campaigns, use of platform tools, launch of products that support the smart drinking agenda, and activation in events highlighting moderation.

With respect to our goal of ensuring quality water access for 1 million people by 2025 by using the profits arising out of our AMA water, in 2022 we reached 630 thousand people (200% achievement of the target set for the year). Beyond Brazil, the project was replicated in Bolivia, with the launch of the water brand SOMOS, that donates 2 Bolivian Bolivianos for each liter of water sold for water accessibility projects.

ambev.com.br	Press Release – March 2, 2023

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Governance

In 2022, we evolved our corporate governance through the restructuring of our Board Advisory Committees. We created the People Committee to focus on diversity & inclusion and compensation matters, while the scope of the Operations, Finance and Compensation Committee was adjusted to focus on operational and financial matters. We also created a “Governance Committee”, which includes not only the scope of the former Related Parties and Antitrust Committee but also ESG, cybersecurity and data privacy and protection matters. For more information, please refer to https://ri.ambev.com.br/en/corporate-governance/management/.

2023 OUTLOOK

We will continue to lead and grow the category, digitize and monetize our ecosystem and optimize our business by focusing on our platform framework, and on our customers and consumers, as well as working collaboratively with the other stakeholders within our ecosystem.

We start the year better prepared for the opportunities that lie ahead, while there may continue to be short-term challenges. The opportunities are significant:

•	In Brazil, we will work to keep momentum by continuing to develop our core plus and premium brands, bring innovation to the category, and scaling up BEES and Zé Delivery will continue to be key for both beer and non-alcoholic businesses.
•	In LAS, our focus will be to keep operational momentum in Argentina by continuing to invest behind our above core brands and to develop our digital initiatives, BEES and Ta Da, our DTC platform in the region.
•	In CAC, sustained recovery will remain a priority and we will continue to focus on reigniting demand for our portfolio by activating key selling moments via brand and trade investments, and a disciplined commercial execution, which will include the development and consolidation of our digital platform with BEES and Ta Da, our DTC platform for the region.
•	In Canada, we will continue to work to resume momentum by boosting investments in our core plus, premium and beyond beer brands, and focusing on our ability to meet customer and consumer needs.

In FY23, as we look to sustain our top line momentum built over the past three years, we expect our net revenue growth to be more driven by net revenue per hectoliter performance than volumes. In terms of costs, we expect to face less input cost pressure than in FY22: our average BRL/USD hedge rate for 2023 is 5.10 (-4.7%), and aluminum hedges are also a tailwind. Assuming current commodity prices, we expect our Cash COGS per hectoliter in Brazil Beer (excluding non-Ambev marketplace products) to increase between 6.0-9.9%, weighted more towards the first half of the year given the timing of commodity hedges.

Profitability will remain a priority, both in terms of return on invested capital, as well as margins. We will work to deliver Normalized EBITDA growth on a consolidated basis ahead of our 17.1% growth in 2022.

ambev.com.br	Press Release – March 2, 2023

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KEY MARKETS PERFORMANCES

Brazil Beer: top line momentum continues

•	Operating performance: the continued return of out of home consumption occasions combined with the execution of our commercial strategy during the FIFA World Cup™ led to a 4.0% volume growth, with the highest quarterly volumes in history. Net revenue was up 16.9%, with NR/hl growing sequentially and by 12.4% versus 4Q21, due to revenue management initiatives coupled with positive brand mix. Cash COGS/hl increased by 18.3% (18.4% excluding the sale of non-Ambev products on the marketplace), mostly driven by anticipated commodities headwinds and FX. Normalized EBITDA was up 9.8%. In FY22, net revenue was up 17.4% (volumes +3.5% and NR/hl +13.4%), and Normalized EBITDA rose by 12.3%.
•	Commercial highlights: brand health of our focus brands increased versus 4Q21 as a result of consistent investments and a more consumer centric approach. Our premium brands continued to outperform by growing volumes in the twenties, led by Original, Chopp Brahma, Stella Artois, and Corona. Core brands remained resilient, delivering a mid-single digit volume growth, and, within our core plus portfolio, Spaten almost doubled its volumes versus 4Q21 performance. Returnable glass bottles continued to gain weight, and our pipeline of new product offerings remained above 15% of our revenues in the quarter. As for our B2B and DTC platforms, 74% of BEES customers are now marketplace buyers, and Zé Delivery fulfilled over 16 million orders, with GMV up 13% while reaching almost 4.8 million MAU thanks to its increased awareness.
Brazil Beer[5]	4Q21	Scope	Currency Translation	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	25,585.6	-		1,019.4	26,605.0	4.0%	4.0%

Net revenue	9,232.3	-	-	1,562.2	10,794.5	16.9%	16.9%
Net revenue/hl (R$)	360.8	-	-	44.9	405.7	12.4%	12.4%
COGS	(4,431.1)	-	-	(970.6)	(5,401.6)	21.9%	21.9%
COGS/hl (R$)	(173.2)	-	-	(29.8)	(203.0)	17.2%	17.2%
COGS excl. deprec. & amort.	(4,025.6)	-	-	(924.9)	(4,950.6)	23.0%	23.0%
COGS/hl excl. deprec. & amort. (R$)	(157.3)	-	-	(28.7)	(186.1)	18.3%	18.3%
Gross profit	4,801.2	-	-	591.6	5,392.8	12.3%	12.3%
% Gross margin	52.0%				50.0%	-200 bps	-200 bps
SG&A excl. deprec. & amort.	(2,608.3)	-	-	(464.9)	(3,073.1)	17.8%	17.8%
SG&A deprec. & amort.	(280.9)	-	-	(95.7)	(376.6)	34.1%	34.1%
SG&A total	(2,889.2)	-	-	(560.6)	(3,449.8)	19.4%	19.4%
Other operating income/(expenses)	191.4	36.3	-	104.8	332.6	73.7%	46.0%
Normalized Operating Profit	2,103.5	36.3	-	135.9	2,275.7	8.2%	6.4%
% Normalized Operating margin	22.8%	0.0%	0.0%	0.0%	21.1%	-170 bps	-210 bps
Normalized EBITDA	2,789.8	36.3	-	277.2	3,103.4	11.2%	9.8%
% Normalized EBITDA margin	30.2%				28.7%	-150 bps	-180 bps

Brazil Beer	FY21	Scope	Currency Translation	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	90,835.0	-		3,207.6	94,042.6	3.5%	3.5%

Net revenue	30,537.2	-	-	5,320.6	35,857.8	17.4%	17.4%
Net revenue/hl (R$)	336.2	-	-	45.1	381.3	13.4%	13.4%
COGS	(15,382.1)	-	-	(3,383.2)	(18,765.3)	22.0%	22.0%
COGS/hl (R$)	(169.3)	-	-	(30.2)	(199.5)	17.8%	17.8%
COGS excl. deprec. & amort.	(13,859.3)	-	-	(3,218.3)	(17,077.6)	23.2%	23.2%
COGS/hl excl. deprec. & amort. (R$)	(152.6)	-	-	(29.0)	(181.6)	19.0%	19.0%
Gross profit	15,155.1	-	-	1,937.4	17,092.5	12.8%	12.8%
% Gross margin	49.6%				47.7%	-190 bps	-190 bps
SG&A excl. deprec. & amort.	(8,873.2)	-	-	(1,389.7)	(10,262.9)	15.7%	15.7%
SG&A deprec. & amort.	(1,102.3)	-	-	(148.8)	(1,251.1)	13.5%	13.5%
SG&A total	(9,975.5)	-	-	(1,538.5)	(11,514.0)	15.4%	15.4%
Other operating income/(expenses)	1,711.2	(155.9)	-	329.2	1,884.5	10.1%	47.1%
Normalized Operating Profit	6,890.8	(155.9)	-	728.0	7,463.0	8.3%	12.4%
% Normalized Operating margin	22.6%	0.0%	0.0%	0.0%	20.8%	-180 bps	-90 bps
Normalized EBITDA	9,515.9	(155.9)	-	1,041.8	10,401.8	9.3%	12.3%
% Normalized EBITDA margin	31.2%				29.0%	-220 bps	-120 bps

5 In 4Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 396.5 (12.1% organic growth) and R$ (178.2) (18.4% organic growth), respectively. In FY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 371.4 (12.0% organic growth) and R$ (172.7) (16.6% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – March 2, 2023

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Brazil NAB: another quarter of double-digit top line and bottom line growth

•	Operating performance: volume was up 6.6%, continuing to benefit from the acceleration of out of home consumption occasions, expanded distribution with BEES and consistent execution of our commercial strategy. Net revenue increased by 25.7%, with NR/hl growing by 17.9% and improving sequentially, driven by revenue management initiatives combined with positive brand and package mix, led by premium portfolio and single serves, respectively. Normalized EBITDA grew by 20.1%. In FY22, net revenue rose by 34.2% (volumes +12.0% and NR/hl +19.8%), and Normalized EBITDA increased by 41.5%.
•	Commercial highlights: our brands gained market share once again, according to our estimates, with premium, energy drinks and health & wellness brands continuing to outperform in volumes, led mainly by Red Bull, H2OH!, Gatorade and our diet/light/zero portfolio. Guaraná Antarctica delivered high-single digit volume growth in the quarter, while Pepsi Black more than doubled its volumes versus 4Q21. We kept growing the share of innovations within our portfolio in the quarter and in FY22 innovations already represented over 15% of our non-alcoholic products, representing an increase of more than 58% versus 2021. We were also awarded the bottler of the year for Pepsico in Latin America.
Brazil NAB[6]	4Q21	Scope	Currency Translation	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,470.5	-		561.9	9,032.4	6.6%	6.6%

Net revenue	1,609.0	-	-	413.2	2,022.3	25.7%	25.7%
Net revenue/hl (R$)	190.0	-	-	33.9	223.9	17.9%	17.9%
COGS	(906.7)	-	-	(212.1)	(1,118.8)	23.4%	23.4%
COGS/hl (R$)	(107.0)	-	-	(16.8)	(123.9)	15.7%	15.7%
COGS excl. deprec. & amort.	(853.2)	-	-	(207.2)	(1,060.4)	24.3%	24.3%
COGS/hl excl. deprec. & amort. (R$)	(100.7)	-	-	(16.7)	(117.4)	16.6%	16.6%
Gross profit	702.3	-	-	201.2	903.5	28.6%	28.6%
% Gross margin	43.6%				44.7%	110 bps	110 bps
SG&A excl. deprec. & amort.	(438.6)	-	-	(170.2)	(608.8)	38.8%	38.8%
SG&A deprec. & amort.	(39.6)	-	-	(20.7)	(60.3)	52.2%	52.2%
SG&A total	(478.3)	-	-	(190.9)	(669.1)	39.9%	39.9%
Other operating income/(expenses)	77.2	6.4	-	44.6	128.2	66.1%	53.3%
Normalized Operating Profit	301.2	6.4	-	54.9	362.5	20.3%	17.8%
% Normalized Operating margin	18.7%	0.0%	0.0%	0.0%	17.9%	-80 bps	-120 bps
Normalized EBITDA	394.4	6.4	-	80.4	481.3	22.0%	20.1%
% Normalized EBITDA margin	24.5%				23.8%	-70 bps	-110 bps

Brazil NAB	FY21	Scope	Currency Translation	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	28,695.5	-		3,446.3	32,141.8	12.0%	12.0%

Net revenue	5,049.4	-	-	1,728.5	6,777.9	34.2%	34.2%
Net revenue/hl (R$)	176.0	-	-	34.9	210.9	19.8%	19.8%
COGS	(2,927.1)	-	-	(1,044.4)	(3,971.5)	35.7%	35.7%
COGS/hl (R$)	(102.0)	-	-	(21.6)	(123.6)	21.1%	21.1%
COGS excl. deprec. & amort.	(2,718.2)	-	-	(1,028.8)	(3,747.0)	37.8%	37.8%
COGS/hl excl. deprec. & amort. (R$)	(94.7)	-	-	(21.9)	(116.6)	23.1%	23.1%
Gross profit	2,122.3	-	-	684.1	2,806.4	32.2%	32.2%
% Gross margin	42.0%				41.4%	-60 bps	-60 bps
SG&A excl. deprec. & amort.	(1,445.8)	-	-	(362.2)	(1,808.0)	25.1%	25.1%
SG&A deprec. & amort.	(148.4)	-	-	(51.6)	(199.9)	34.8%	34.8%
SG&A total	(1,594.2)	-	-	(413.8)	(2,008.0)	26.0%	26.0%
Other operating income/(expenses)	384.7	(29.5)	-	121.7	476.9	24.0%	55.2%
Normalized Operating Profit	912.9	(29.5)	-	392.0	1,275.4	39.7%	52.4%
% Normalized Operating margin	18.1%	0.0%	0.0%	0.0%	18.8%	70 bps	200 bps
Normalized EBITDA	1,270.1	(29.5)	-	459.2	1,699.8	33.8%	41.5%
% Normalized EBITDA margin	25.2%				25.1%	-10 bps	120 bps

6 The scope change in Brazil NAB refers to tax credits and related effects.

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BRAZIL

Brazil[7]	4Q21	Scope	Currency Translation	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	34,056.1	-		1,581.2	35,637.4	4.6%	4.6%

Net revenue	10,841.3	-	-	1,975.4	12,816.7	18.2%	18.2%
Net revenue/hl (R$)	318.3	-	-	41.3	359.6	13.0%	13.0%
COGS	(5,337.8)	-	-	(1,182.6)	(6,520.4)	22.2%	22.2%
COGS/hl (R$)	(156.7)	-	-	(26.2)	(183.0)	16.7%	16.7%
COGS excl. deprec. & amort.	(4,878.8)	-	-	(1,132.2)	(6,010.9)	23.2%	23.2%
COGS/hl excl. deprec. & amort. (R$)	(143.3)	-	-	(25.4)	(168.7)	17.7%	17.7%
Gross profit	5,503.5	-	-	792.8	6,296.3	14.4%	14.4%
% Gross margin	50.8%				49.1%	-170 bps	-170 bps
SG&A excl. deprec. & amort.	(3,046.9)	-	-	(635.0)	(3,682.0)	20.8%	20.8%
SG&A deprec. & amort.	(320.5)	-	-	(116.4)	(436.9)	36.3%	36.3%
SG&A total	(3,367.4)	-	-	(751.5)	(4,118.9)	22.3%	22.3%
Other operating income/(expenses)	268.6	42.7	-	149.5	460.8	71.5%	48.0%
Normalized Operating Profit	2,404.7	42.7	-	190.8	2,638.2	9.7%	7.8%
% Normalized Operating margin	22.2%	0.0%	0.0%	0.0%	20.6%	-160 bps	-200 bps
Normalized EBITDA	3,184.2	42.7	-	357.7	3,584.6	12.6%	11.1%
% Normalized EBITDA margin	29.4%				28.0%	-140 bps	-180 bps

Brazil	FY21	Scope	Currency Translation	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	119,530.6	-	-	6,653.9	126,184.4	5.6%	5.6%

Net revenue	35,586.5	-	-	7,049.2	42,635.7	19.8%	19.8%
Net revenue/hl (R$)	297.7	-	-	40.2	337.9	13.5%	13.5%
COGS	(18,309.1)	-	-	(4,427.7)	(22,736.8)	24.2%	24.2%
COGS/hl (R$)	(153.2)	-	-	(27.0)	(180.2)	17.6%	17.6%
COGS excl. deprec. & amort.	(16,577.5)	-	-	(4,247.0)	(20,824.6)	25.6%	25.6%
COGS/hl excl. deprec. & amort. (R$)	(138.7)	-	-	(26.3)	(165.0)	19.0%	19.0%
Gross profit	17,277.4	-	-	2,621.5	19,898.9	15.2%	15.2%
% Gross margin	48.6%				46.7%	-190 bps	-190 bps
SG&A excl. deprec. & amort.	(10,319.0)	-	-	(1,751.9)	(12,070.9)	17.0%	17.0%
SG&A deprec. & amort.	(1,250.7)	-	-	(200.4)	(1,451.1)	16.0%	16.0%
SG&A total	(11,569.6)	-	-	(1,952.3)	(13,522.0)	16.9%	16.9%
Other operating income/(expenses)	2,096.0	(185.4)	-	450.9	2,361.4	12.7%	49.0%
Normalized Operating Profit	7,803.7	(185.4)	-	1,120.0	8,738.3	12.0%	16.9%
% Normalized Operating margin	21.9%	0.0%	0.0%	0.0%	20.5%	-140 bps	-40 bps
Normalized EBITDA	10,786.0	(185.4)	-	1,501.0	12,101.6	12.2%	15.6%
% Normalized EBITDA margin	30.3%				28.4%	-190 bps	-90 bps

7 In 4Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 352.7 (12.7% organic growth) and R$ (162.8) (17.9% organic growth), respectively. In FY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 330.5 (12.3% organic growth) and R$ (158.4) (17.0% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): some sequential improvement but continued volume decline

•	Operating performance: volumes declined by 13.4%, led by the Dominican Republic and Panama. In the Dominican Republic, volumes sequentially improved but continued to be behind last year. In Panama, volumes continued to be impacted by competitive dynamics in the traditional channel, and we have not yet recovered previous market share loss. As a result, net revenue declined by 5.7%, with NR/hl growing by 9.0% due to revenue management initiatives. Inflationary pressure also impacted our costs, mainly with respect to commodities, fuel and ocean freight since the region relies on a higher mix of imported products. Normalized EBITDA decreased by 10.6%. In FY22, net revenue decreased by 3.9% (volumes -12.1% and NR/hl +9.3%), and Normalized EBITDA was down 14.4%.
•	Commercial highlights: we remained focused on reigniting demand for our portfolio by activating key selling moments. The number of customers buying in the marketplace reached over 86% and 54% of BEES’ customers in the Dominican Republic and Panama, respectively, with the former achieving all-time-high Net Promoter Score (NPS).
CAC[8]	4Q21	Scope	Currency Translation	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,595.5	-		(483.0)	3,112.5	-13.4%	-13.4%

Net revenue	2,929.3	-	(48.4)	(166.3)	2,714.6	-7.3%	-5.7%
Net revenue/hl (R$)	814.7	-	(15.6)	73.0	872.2	7.0%	9.0%
COGS	(1,438.1)	-	30.3	71.2	(1,336.6)	-7.1%	-5.0%
COGS/hl (R$)	(400.0)	-	9.7	(39.2)	(429.4)	7.4%	9.8%
COGS excl. deprec. & amort.	(1,300.9)	-	27.9	76.6	(1,196.4)	-8.0%	-5.9%
COGS/hl excl. deprec. & amort. (R$)	(361.8)	-	9.0	(31.5)	(384.4)	6.2%	8.7%
Gross profit	1,491.3	-	(18.1)	(95.1)	1,378.0	-7.6%	-6.4%
% Gross margin	50.9%				50.8%	-10 bps	-40 bps
SG&A excl. deprec. & amort.	(490.8)	-	9.2	55.9	(425.6)	-13.3%	-11.4%
SG&A deprec. & amort.	(63.6)	-	1.9	(68.4)	(130.1)	104.5%	107.5%
SG&A total	(554.4)	-	11.1	(12.4)	(555.6)	0.2%	2.2%
Other operating income/(expenses)	2.7	-		(86.7)	(84.0)	nm	nm
Normalized Operating Profit	939.6	-	(7.0)	(194.3)	738.3	-21.4%	-20.7%
% Normalized Operating margin	32.1%	0.0%	0.0%	0.0%	27.2%	-490 bps	-510 bps
Normalized EBITDA	1,140.4	-	(11.3)	(120.5)	1,008.6	-11.6%	-10.6%
% Normalized EBITDA margin	38.9%				37.2%	-170 bps	-200 bps

CAC	FY21	Scope	Currency Translation	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	13,401.9	-		(1,615.6)	11,786.3	-12.1%	-12.1%

Net revenue	9,947.4	-	(120.5)	(386.6)	9,440.3	-5.1%	-3.9%
Net revenue/hl (R$)	742.2	-	(10.2)	68.9	801.0	7.9%	9.3%
COGS	(4,727.9)	-	79.1	(212.0)	(4,860.8)	2.8%	4.5%
COGS/hl (R$)	(352.8)	-	6.7	(66.3)	(412.4)	16.9%	18.8%
COGS excl. deprec. & amort.	(4,275.3)	-	74.1	(216.8)	(4,417.9)	3.3%	5.1%
COGS/hl excl. deprec. & amort. (R$)	(319.0)	-	6.3	(62.1)	(374.8)	17.5%	19.5%
Gross profit	5,219.5	-	(41.4)	(598.6)	4,579.4	-12.3%	-11.5%
% Gross margin	52.5%				48.5%	-400 bps	-420 bps
SG&A excl. deprec. & amort.	(1,768.9)	-	27.1	104.1	(1,637.8)	-7.4%	-5.9%
SG&A deprec. & amort.	(224.7)	-	4.0	(141.5)	(362.1)	61.2%	63.0%
SG&A total	(1,993.6)	-	31.1	(37.4)	(1,999.9)	0.3%	1.9%
Other operating income/(expenses)	12.4	-		(65.4)	(52.9)	nm	nm
Normalized Operating Profit	3,238.3	-	(10.3)	(701.4)	2,526.6	-22.0%	-21.7%
% Normalized Operating margin	32.6%	0.0%	0.0%	0.0%	26.8%	-580 bps	-610 bps
Normalized EBITDA	3,915.6	-	(19.3)	(564.7)	3,331.7	-14.9%	-14.4%
% Normalized EBITDA margin	39.4%				35.3%	-410 bps	-440 bps

8 In 4Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 837.4 (7.7% organic growth) and R$ (352.3) (8.5% organic growth), respectively. In FY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 759.0 (5.7% organic growth) and R$ (335.2) (14.5% organic growth), respectively.

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Latin America South (LAS): strong NR/hl performance continuing to drive sustained Normalized EBITDA growth

•	Operating performance: volumes decreased by 1.6% due to declining beer industries amid high inflationary environments in Argentina and Chile, and unusually low temperatures in Paraguay. Bolivia, however, continued to recover from COVID-19 sanitary restrictions, delivering a positive volume performance. Net revenue was up 54.0%, with NR/hl rising by 56.4% driven by revenue management initiatives in a highly inflationary environment coupled with positive brand mix, as above core brands continued to outperform the rest of the portfolio. Although COGS and SG&A continued to be impacted by inflationary pressures, mainly on commodities prices and fuel, especially in Argentina, Chile and Paraguay, Normalized EBITDA grew by 93.6% in the quarter. In FY22, net revenue increased by 46.2% (volumes +1.7% and NR/hl +43.8%), and Normalized EBITDA was up 60.1%.
•	Commercial highlights: our brands’ health improved versus 4Q21 in most of the region, with a highlight to Andes Origen, Corona and Stella Artois in Argentina. Our core plus and premium brands continued gaining mix in Paraguay and Chile, in the latter, driven by Budweiser and Corona. Our key innovations in Bolivia increased sequentially once again, with Chicha and 235ml returnable presentations gaining weight. We continued the expansion of BEES in Argentina and Paraguay, with over 65% and 80% of total customers buying through the platform, respectively.
LAS[9]	4Q21	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	11,402.1	-		-	(179.4)	11,222.7	-1.6%	-1.6%

Net revenue	5,640.1	-	(4,846.8)	1,256.3	2,764.7	4,814.3	-14.6%	54.0%
Net revenue/hl (R$)	494.7	-	(431.9)	87.1	279.1	429.0	-13.3%	56.4%
COGS	(2,664.0)	-	2,050.0	(589.5)	(981.1)	(2,184.6)	-18.0%	40.4%
COGS/hl (R$)	(233.6)	-	182.7	(44.1)	(99.6)	(194.7)	-16.7%	42.6%
COGS excl. deprec. & amort.	(2,442.9)	-	1,825.4	(527.2)	(862.1)	(2,006.8)	-17.9%	38.5%
COGS/hl excl. deprec. & amort. (R$)	(214.3)	-	162.6	(40.0)	(87.2)	(178.8)	-16.5%	40.7%
Gross profit	2,976.1	-	(2,796.9)	666.8	1,783.6	2,629.6	-11.6%	66.2%
% Gross margin	52.8%					54.6%	180 bps	420 bps
SG&A excl. deprec. & amort.	(1,331.5)	-	1,185.7	(308.0)	(483.6)	(937.3)	-29.6%	40.5%
SG&A deprec. & amort.	(122.0)	-	114.9	(35.4)	(45.4)	(87.9)	-28.0%	41.4%
SG&A total	(1,453.5)	-	1,300.6	(343.4)	(528.9)	(1,025.2)	-29.5%	40.6%
Other operating income/(expenses)	31.4	-	(76.1)	13.3	191.8	160.4	nm	nm
Normalized Operating Profit	1,554.1	-	(1,572.3)	336.7	1,446.4	1,764.8	13.6%	101.7%
% Normalized Operating margin	27.6%	0.0%	0.0%	0.0%	0.0%	36.7%	910 bps	860 bps
Normalized EBITDA	1,897.1	-	(1,911.8)	434.4	1,610.8	2,030.5	7.0%	93.6%
% Normalized EBITDA margin	33.6%					42.2%	860 bps	870 bps

LAS	FY21	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	37,511.6	-			622.4	38,134.0	1.7%	1.7%

Net revenue	16,571.7	-	(9,066.4)	2,627.3	7,238.6	17,371.2	4.8%	46.2%
Net revenue/hl (R$)	441.8	-	(237.8)	57.9	193.6	455.5	3.1%	43.8%
COGS	(8,235.7)	-	4,131.8	(1,240.6)	(3,208.5)	(8,553.1)	3.9%	41.0%
COGS/hl (R$)	(219.6)	-	108.3	(28.2)	(84.9)	(224.3)	2.2%	38.7%
COGS excl. deprec. & amort.	(7,405.3)	-	3,690.2	(1,117.4)	(2,920.7)	(7,753.2)	4.7%	41.4%
COGS/hl excl. deprec. & amort. (R$)	(197.4)	-	96.8	(25.5)	(77.1)	(203.3)	3.0%	39.1%
Gross profit	8,335.9	-	(4,934.6)	1,386.7	4,030.1	8,818.1	5.8%	51.4%
% Gross margin	50.3%					50.8%	50 bps	180 bps
SG&A excl. deprec. & amort.	(4,018.3)	-	2,243.0	(635.8)	(1,613.7)	(4,024.8)	0.2%	42.8%
SG&A deprec. & amort.	(366.6)	-	225.9	(71.3)	(184.6)	(396.6)	8.2%	53.7%
SG&A total	(4,384.9)	-	2,468.8	(707.1)	(1,798.3)	(4,421.4)	0.8%	43.7%
Other operating income/(expenses)	38.8	-	(100.1)	25.7	228.3	192.7	nm	nm
Normalized Operating Profit	3,989.8	-	(2,565.9)	705.3	2,460.2	4,589.4	15.0%	65.4%
% Normalized Operating margin	24.1%	0.0%	0.0%	0.0%	0.0%	26.4%	230 bps	320 bps
Normalized EBITDA	5,186.9	-	(3,233.3)	899.8	2,932.6	5,785.9	11.5%	60.1%
% Normalized EBITDA margin	31.3%					33.3%	200 bps	300 bps

9 In 4Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 427.7 (55.6% organic growth) and R$ (177.5) (38.8% organic growth), respectively. In FY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 452.7 (42.7% organic growth) and R$ (200.7) (36.8% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 18.

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Canada: continued beer market share momentum, but volume shortfall driven by a soft beer industry

•	Operating performance: a soft beer industry performance driven by poor weather resulted in a 5.4% volume decline. Net revenue grew by 1.9%, with a 7.7% NR/hl increase primarily due to revenue management initiatives. Inflation kept pressuring COGS and SG&A, mainly by commodities and fuel, respectively, leading to a 4.2% Normalized EBITDA decrease. In FY22, net revenue rose by 3.0% (volumes -2.8% and NR/hl +6.0%), and Normalized EBITDA was down 7.3%.
•	Commercial highlights: our beer brands gained market share for the fifth consecutive quarter according to our estimates, primarily driven by the above core segments, led by Michelob Ultra and Corona, and our craft portfolio.
Canada[10]	4Q21	Scope	Currency Translation	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,321.1	-		(124.3)	2,196.8	-5.4%	-5.4%

Net revenue	2,600.1		(302.7)	50.1	2,347.5	-9.7%	1.9%
Net revenue/hl (R$)	1,120.2		(137.8)	86.2	1,068.6	-4.6%	7.7%
COGS	(1,056.2)		123.8	(11.2)	(943.6)	-10.7%	1.1%
COGS/hl (R$)	(455.1)		56.3	(30.8)	(429.5)	-5.6%	6.8%
COGS excl. deprec. & amort.	(984.8)		115.9	(11.4)	(880.3)	-10.6%	1.2%
COGS/hl excl. deprec. & amort. (R$)	(424.3)		52.8	(29.2)	(400.7)	-5.6%	6.9%
Gross profit	1,543.8		(179.0)	39.0	1,403.8	-9.1%	2.5%
% Gross margin	59.4%				59.8%	40 bps	30 bps
SG&A excl. deprec. & amort.	(1,050.4)	14.9	119.0	(66.9)	(983.5)	-6.4%	6.4%
SG&A deprec. & amort.	(67.7)		9.1	(11.5)	(70.0)	3.5%	17.0%
SG&A total	(1,118.1)	14.9	128.2	(78.4)	(1,053.5)	-5.8%	7.0%
Other operating income/(expenses)	(2.1)		(0.3)	4.4	1.9	-189.1%	nm
Normalized Operating Profit	423.6	14.9	(51.1)	(35.1)	352.3	-16.8%	-8.3%
% Normalized Operating margin	16.3%	0.0%	0.0%	0.0%	15.0%	-130 bps	-160 bps
Normalized EBITDA	562.6	14.9	(68.1)	(23.8)	485.5	-13.7%	-4.2%
% Normalized EBITDA margin	21.6%				20.7%	-90 bps	-130 bps

Canada	FY21	Scope	Currency Translation	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,924.1	-		(279.0)	9,645.0	-2.8%	-2.8%

Net revenue	10,748.7	2.6	(812.4)	322.8	10,261.7	-4.5%	3.0%
Net revenue/hl (R$)	1,083.1	0.3	(84.2)	64.8	1,063.9	-1.8%	6.0%
COGS	(4,386.9)	(6.9)	337.7	(215.3)	(4,271.4)	-2.6%	4.9%
COGS/hl (R$)	(442.0)	(0.7)	35.0	(35.1)	(442.9)	0.2%	7.9%
COGS excl. deprec. & amort.	(4,090.0)	(1.7)	317.5	(236.9)	(4,011.1)	-1.9%	5.8%
COGS/hl excl. deprec. & amort. (R$)	(412.1)	(0.2)	32.9	(36.5)	(415.9)	0.9%	8.9%
Gross profit	6,361.8	(4.3)	(474.7)	107.5	5,990.3	-5.8%	1.7%
% Gross margin	59.2%				58.4%	-80 bps	-80 bps
SG&A excl. deprec. & amort.	(3,654.3)	(7.9)	293.3	(342.7)	(3,711.6)	1.6%	9.4%
SG&A deprec. & amort.	(243.1)	(0.4)	24.9	(95.8)	(314.5)	29.4%	39.4%
SG&A total	(3,897.4)	(8.4)	318.2	(438.5)	(4,026.1)	3.3%	11.3%
Other operating income/(expenses)	(23.1)	(1.2)	(1.1)	38.2	12.8	-155.3%	-165.3%
Normalized Operating Profit	2,441.2	(13.9)	(157.7)	(292.8)	1,976.9	-19.0%	-12.0%
% Normalized Operating margin	22.7%	0.0%	0.0%	0.0%	19.3%	-340 bps	-330 bps
Normalized EBITDA	2,981.3	(8.2)	(202.7)	(218.6)	2,551.7	-14.4%	-7.3%
% Normalized EBITDA margin	27.7%				24.9%	-280 bps	-270 bps

10 The scope change in Canada refers to the former joint venture named Fluent Beverages focused on research and commercialization, within Canada only, of non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

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AMBEV CONSOLIDATED

Ambev[11]	4Q21	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	51,374.9	-	-		794.5	52,169.3	1.5%	1.5%

Net revenue	22,010.8		(5,198.0)	1,256.3	4,623.9	22,693.0	3.1%	21.5%
Net revenue/hl (R$)	428.4		(99.6)	21.9	84.3	435.0	1.5%	19.7%
COGS	(10,496.1)		2,204.1	(589.5)	(2,103.7)	(10,985.3)	4.7%	20.5%
COGS/hl (R$)	(204.3)		42.2	(10.4)	(38.1)	(210.6)	3.1%	18.7%
COGS excl. deprec. & amort.	(9,607.4)		1,969.2	(527.2)	(1,929.1)	(10,094.5)	5.1%	20.5%
COGS/hl excl. deprec. & amort. (R$)	(187.0)		37.7	(9.3)	(34.9)	(193.5)	3.5%	18.7%
Gross profit	11,514.8		(2,994.0)	666.8	2,520.2	11,707.8	1.7%	22.4%
% Gross margin	52.3%					51.6%	-70bps	40bps
SG&A excl. deprec. & amort.	(5,919.6)	14.9	1,314.0	(308.0)	(1,129.6)	(6,028.3)	1.8%	19.5%
SG&A deprec. & amort.	(573.8)		125.9	(35.4)	(241.6)	(724.9)	26.3%	43.0%
SG&A total	(6,493.4)	14.9	1,439.9	(343.4)	(1,371.2)	(6,753.2)	4.0%	21.6%
Other operating income/(expenses)	300.6	42.7	(76.4)	13.3	258.9	539.1	79.4%	75.3%
Normalized Operating Profit	5,321.9	57.6	(1,630.4)	336.7	1,407.8	5,493.6	3.2%	26.9%
% Normalized Operating margin	24.2%	0.0%	0.0%	0.0%	0.0%	24.2%	0bps	110bps
Exceptional items above EBITDA	(155.4)	(14.8)	26.7	(2.8)	81.3	(65.0)	-58.2%	-53.6%
Net finance results	(987.5)					(1,079.9)	9.4%
Share of results of joint ventures	(74.8)					(21.1)	-71.7%
Income tax expense	(357.2)					755.9	nm

Profit	3,747.0					5,083.4	35.7%
Attributable to Ambev holders	3,607.2					4,966.9	37.7%
Attributable to non-controlling interests	139.7					116.5	-16.6%

Normalized profit	3,885.1					5,299.7	36.4%
Attributable to Ambev holders	3,745.0					5,182.4	38.4%

Normalized EBITDA	6,784.4	57.6	(1,991.3)	434.4	1,824.1	7,109.3	4.8%	27.4%
% Normalized EBITDA margin	30.8%					31.3%	50bps	160bps

Ambev	FY21	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY22	% As Reported	% Organic
R$ million
Volume ('000 hl)	180,368.1	-	-	-	5,381.7	185,749.7	3.0%	3.0%

Net revenue	72,854.3	2.6	(9,999.3)	2,627.3	14,223.9	79,708.8	9.4%	19.8%
Net revenue/hl (R$)	403.9		(53.8)	13.2	65.9	429.1	6.2%	16.3%
COGS	(35,659.7)	(6.9)	4,548.6	(1,240.6)	(8,063.4)	(40,422.1)	13.4%	22.9%
COGS/hl (R$)	(197.7)		24.5	(6.2)	(38.2)	(217.6)	10.1%	19.3%
COGS excl. deprec. & amort.	(32,348.1)	(1.7)	4,081.9	(1,117.4)	(7,621.4)	(37,006.8)	14.4%	23.8%
COGS/hl excl. deprec. & amort. (R$)	(179.3)		22.0	(5.6)	(36.3)	(199.2)	11.1%	20.2%
Gross profit	37,194.6	(4.3)	(5,450.7)	1,386.7	6,160.5	39,286.8	5.6%	16.8%
% Gross margin	51.1%					49.3%	-180 bps	-130 bps
SG&A excl. deprec. & amort.	(19,760.6)	(7.9)	2,563.4	(635.8)	(3,604.2)	(21,445.1)	8.5%	18.5%
SG&A deprec. & amort.	(2,085.1)	(0.4)	254.8	(71.3)	(622.3)	(2,524.3)	21.1%	30.2%
SG&A total	(21,845.6)	(8.4)	2,818.1	(707.1)	(4,226.5)	(23,969.4)	9.7%	19.6%
Other operating income/(expenses)	2,124.1	(186.6)	(101.2)	25.7	652.0	2,513.9	18.4%	68.7%
Normalized Operating Profit	17,473.0	(199.3)	(2,733.8)	705.3	2,586.0	17,831.2	2.0%	16.1%
% Normalized Operating margin	24.0%	0.0%	0.0%	0.0%	0.0%	22.4%	-160 bps	-70 bps
Exceptional items above EBITDA	(392.8)	(14.8)	43.6	(8.7)	229.4	(143.3)	-63.5%	-59.4%
Net finance results	(3,205.4)					(3,423.2)	6.8%
Share of results of joint ventures	(115.7)					(29.1)	-74.8%
Income tax expense	(636.6)					655.6	nm

Profit	13,122.6					14,891.3	13.5%
Attributable to Ambev holders	12,671.0					14,457.9	14.1%
Attributable to non-controlling interests	451.6					433.3	-4.0%

Normalized profit	13,472.3					15,166.8	12.6%
Attributable to Ambev holders	13,019.0					14,731.5	13.2%

Normalized EBITDA	22,869.7	(193.7)	(3,455.3)	899.8	3,650.3	23,770.9	3.9%	17.1%
% Normalized EBITDA margin	31.4%					29.8%	-160 bps	-60 bps

11 In 4Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 427.9 (19.4% organic growth) and R$ (187.3) (18.6% organic growth), respectively. In FY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 420.9 (15.2% organic growth) and R$ (191.7) (18.4% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; and (ii) the former joint venture named Fluent Beverages focused on research and commercialization, within Canada only, of non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	4Q21	4Q22	FY21	FY22
R$ million

Government grants/NPV of long term fiscal incentives	273.8	408.4	853.3	1,289.3
Credits/(debits) taxes extemporaneous	0.1	(0.1)	1,219.0	1,013.9
(Additions to)/reversals of provisions	(43.4)	(19.9)	(71.4)	(77.2)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	47.8	23.8	66.1	88.8
Net other operating income/(expenses)	22.2	126.9	57.2	199.2

Other operating income/(expenses)	300.6	539.1	2,124.1	2,513.9

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS, (ii) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community, (iii) investment write-off of a business line in Canada, and (iv) distribution agreement with our strategic partner in Guatemala.

Exceptional Items	4Q21	4Q22	FY21	FY22
R$ million

Restructuring	(44.0)	(47.5)	(165.4)	(101.7)
IAS 29/CPC 42 (hyperinflation) application effect	(4.4)	(2.6)	(11.1)	(8.2)
COVID-19 impact	(25.0)	1.7	(134.3)	(16.7)
Write-off of investments	-	(16.6)	-	(16.6)
Distribution agreement	(82.0)	-	(82.0)	-

Exceptional Items	(155.4)	(65.0)	(392.8)	(143.3)

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NET FINANCE RESULTS

Net finance results in 4Q22 totaled R$ (1,079.9 million), with a decrease of R$ 92.4 million compared to 4Q21, broken down as follows:

•	Interest income totaled R$ 532.7 million, mainly explained by: (i) interest income of R$ 332.0 million from cash balance investments mainly in Brazil, and (ii) interest rate update on Brazilian tax credits of R$ 124.0 million.
•	Interest expense totaled R$ 679.2 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 364.8 million, (ii) CND put option interest accruals of R$ 45.4 million, (iii) fiscal incentives interest accruals of R$ 39.4 million, and (iv) lease liabilities interest accruals of R$ 40.9 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 531.3 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 600 million in Argentina, with approximately 105% carry cost, and (ii) hedging carry costs related to our FX exposure of US$ 2.0 billion in Brazil, with approximately 7.5% carry cost.
•	Losses on non-derivative instruments of R$ 177.8 million, mainly explained by non-cash losses on intercompany balance sheet consolidation and third-party payables.
•	Taxes on financial transactions of R$ 126.3 million.
•	Other financial expenses of R$ 360.4 million, mainly explained by accruals on legal contingencies, letter of credit expenses, bank fees and update of contingent amounts relating to an acquisition in Canada.
•	Non-cash financial income of R$ 262.3 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	4Q21	4Q22	FY21	FY22
R$ million

Interest income	300.6	532.7	1,101.5	2,167.7
Interest expenses	(442.4)	(679.2)	(1,431.8)	(2,328.3)
Gains/(losses) on derivative instruments	(862.9)	(531.3)	(2,540.4)	(3,158.4)
Gains/(losses) on non-derivative instruments	41.0	(177.8)	(334.3)	(618.5)
Taxes on financial transactions	(101.7)	(126.3)	(216.6)	(339.6)
Other net financial income/(expenses)	(190.1)	(360.4)	(706.2)	(749.5)
Hyperinflation Argentina	268.1	262.3	922.4	1,603.5

Net finance results	(987.5)	(1,079.9)	(3,205.4)	(3,423.2)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2021			December 31, 2022
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	689.3	1,737.0	2,426.3	754.3	2,077.9	2,832.2
Foreign Currency	157.9	516.4	674.3	228.2	710.3	938.5
Consolidated Debt	847.1	2,253.4	3,100.5	982.6	2,788.1	3,770.7

Cash and Cash Equivalents less Bank Overdrafts			16,597.2			14,852.1
Current Investment Securities			1,914.6			454.5

Net debt/(cash)			(15,411.3)			(11,535.9)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	4Q21	4Q22	FY21	FY22
R$ million

Profit before tax	4,104.2	4,327.5	13,759.2	14,235.7

Adjustment on taxable basis
Non-taxable other income	(145.9)	(125.0)	(611.0)	(883.3)
Government grants (VAT)	(576.9)	(786.8)	(1,883.1)	(2,535.1)
Share of results of joint ventures	74.8	21.1	115.7	29.1
Expenses not deductible	39.8	47.2	99.2	192.8
Worldwide taxation	(24.5)	454.0	(360.0)	679.3
Total	3,471.5	3,938.1	11,119.9	11,718.5
Aggregated weighted nominal tax rate	26.8%	29.4%	27.4%	29.5%
Taxes – nominal rate	(931.9)	(1,158.9)	(3,045.3)	(3,453.3)

Adjustment on tax expense
Income tax incentive	41.1	67.4	213.2	234.0
Tax benefit - interest on shareholders' equity	935.4	1,631.4	2,516.0	4,079.9
Tax benefit - amortization on tax books	19.4	4.3	77.5	27.2
Withholding income tax	(393.5)	(99.6)	(876.0)	(164.5)
Argentina's hyperinflation effect	(37.0)	(51.8)	(123.3)	(249.0)
Other tax adjustments	9.4	363.1	601.3	181.3

Income tax and social contribution expense	(357.2)	755.9	(636.6)	655.6
Effective tax rate	8.7%	-17.5%	4.6%	-4.6%

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SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2022.

Ambev S.A.'s shareholding structure
	Ordinary Shares	% Outs
Anheuser-Busch InBev	9,729,587,467	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,402,159,923	28.0%
Outstanding	15,741,734,691	100.0%
Treasury	8,482,160
TOTAL	15,750,216,851
Free float B3	2,990,876,482	19.0%
Free float NYSE	1,411,283,441	9.0%

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 4Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2022 closing rate for 4Q22 and FY22 results).

The FY22 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY22 results against a dedicated line in the finance results; and (ii) the difference between the translation of the FY22 results at the closing exchange rate of December 31, 2022, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 4Q21, FY21, 4Q22 and FY22 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q21	4Q22	FY21	FY22
Indexation(1)	632.5	779.6	1,340.4	2,521.2
Currency(2)	(121.6)	(1,630.2)	(366.0)	(2,789.1)
Total Impact	510.9	(850.6)	974.4	(267.9)
Normalized EBITDA
R$ million	4Q21	4Q22	FY21	FY22
Indexation(1)	191.4	194.5	414.2	783.1
Currency(2)	(38.1)	(566.3)	(118.5)	(947.2)
Total Impact	153.3	(371.8)	295.8	(164.1)

ARS/BRL average rate			17.5915	24.7939
ARS/BRL closing rate	18.4116	33.9460	18.4116	33.9460

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q22, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 262.3 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 98.5 million, (iii) a negative impact on the Normalized Profit of R$ 103.1 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In FY22, the consequences of the transition were (i) a positive R$ 1,603.5 million adjustment reported in the finance results, (ii) a positive impact on the Profit of R$ 410.7 million, (iii) a positive impact on the Normalized Profit of R$ 407.6 million, and (iv) a positive impact of R$ 0.03 on EPS, as well as on Normalized EPS.

The organic 4Q results are calculated by deducting from the FY results the YTD September results as published. Consequently, LAS and Consolidated 4Q22, 4Q21, FY22 and FY21 results are impacted by the

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adjustment of YTD September results for the cumulative inflation between reporting periods, as well as by the translation of YTD September results at the FY closing exchange rate, of December 31, as follows:

LAS - 9M As Reported	FY21	Scope	Currency Translation	Organic Growth	FY22	% Organic
Net revenue	16,571.7	-	(9,066.4)	7,238.6	17,371.2	46.2%
COGS	(8,235.7)	-	4,131.8	(3,208.5)	(8,553.1)	41.0%
COGS excl. deprec. & amort.	(7,405.3)	-	3,690.2	(2,920.7)	(7,753.2)	41.4%
Gross profit	8,335.9	-	(4,934.6)	4,030.1	8,818.1	51.4%
SG&A excl. deprec. & amort.	(4,018.3)	-	2,243.0	(1,613.7)	(4,024.8)	42.8%
SG&A deprec. & amort.	(366.6)	-	225.9	(184.6)	(396.6)	53.7%
SG&A total	(4,384.9)	-	2,468.8	(1,798.3)	(4,421.4)	43.7%
Other operating income/(expenses)	38.8	-	(100.1)	228.3	192.7	nm
Normalized EBIT	3,989.8	-	(2,565.9)	2,460.2	4,589.4	65.4%
Normalized EBITDA	5,186.9	-	(3,233.3)	2,932.6	5,785.9	60.1%

LAS - 9M Recalculated at FY Exchange Rates	FY21	Scope	Currency Translation	Organic Growth	FY22	% Organic
Net revenue	17,089.2	-	(11,303.2)	8,494.9	16,908.3	52.5%
COGS	(8,470.6)	-	5,171.2	(3,798.0)	(8,337.9)	47.1%
COGS excl. deprec. & amort.	(7,609.0)	-	4,611.8	(3,447.9)	(7,562.4)	47.5%
Gross profit	8,618.7	-	(6,131.9)	4,696.9	8,570.4	57.9%
SG&A excl. deprec. & amort.	(4,156.6)	-	2,805.7	(1,921.7)	(3,908.3)	49.1%
SG&A deprec. & amort.	(379.1)	-	286.3	(220.0)	(384.1)	61.7%
SG&A total	(4,535.8)	-	3,092.0	(2,141.7)	(4,292.5)	50.2%
Other operating income/(expenses)	38.5	-	(116.6)	241.6	189.2	nm
Normalized EBIT	4,121.5	-	(3,156.5)	2,796.9	4,467.1	71.9%
Normalized EBITDA	5,362.2	-	(4,002.3)	3,367.0	5,626.8	66.6%

LAS - 9M Recalculation Impact in 4Q	FY21	Scope	Currency Translation	Organic Growth	FY22	% Organic
Net revenue	517.6	-	(2,236.8)	1,256.3	(462.9)
COGS	(234.8)	-	1,039.5	(589.5)	215.1
COGS excl. deprec. & amort.	(203.7)	-	921.6	(527.2)	190.7
Gross profit	282.7	-	(1,197.3)	666.8	(247.8)
SG&A excl. deprec. & amort.	(138.3)	-	562.7	(308.0)	116.5
SG&A deprec. & amort.	(12.5)	-	60.5	(35.4)	12.5
SG&A total	(150.8)	-	623.2	(343.4)	129.0
Other operating income/(expenses)	(0.3)	-	(16.5)	13.3	(3.4)
Normalized EBIT	131.7	-	(590.6)	336.7	(122.2)
Normalized EBITDA	175.3	-	(768.9)	434.4	(159.1)

LAS 3M, 6M and 9M Recalculation Impact in FY	FY21	Scope	Currency Translation	Organic Growth	FY22	% Organic
Net revenue	905.7	-	(3,223.1)	2,627.3	309.9
COGS	(404.4)	-	1,500.6	(1,240.6)	(144.4)
COGS excl. deprec. & amort.	(348.4)	-	1,333.3	(1,117.4)	(132.5)
Gross profit	501.2	-	(1,722.4)	1,386.7	165.5
SG&A excl. deprec. & amort.	(246.4)	-	819.0	(635.8)	(63.2)
SG&A deprec. & amort.	(22.7)	-	88.7	(71.3)	(5.4)
SG&A total	(269.1)	-	907.7	(707.1)	(68.5)
Other operating income/(expenses)	(1.8)	-	(21.8)	25.7	2.1
Normalized Operating Profit	230.3	-	(836.6)	705.3	99.0
Normalized EBITDA	309.0	-	(1,092.5)	899.8	116.3

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 9M Impact”.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q21	4Q22	FY21	FY22
R$ million

Profit - Ambev holders	3,607.2	4,966.9	12,671.0	14,457.9
Non-controlling interest	139.7	116.5	451.6	433.3
Income tax expense	357.2	(755.9)	636.6	(655.6)
Profit before taxes	4,104.2	4,327.5	13,759.2	14,235.7
Share of results of joint ventures	74.8	21.1	115.7	29.1
Net finance results	987.5	1,079.9	3,205.4	3,423.2
Exceptional items	155.4	65.0	392.8	143.3
Normalized Operating Profit	5,321.9	5,493.6	17,473.0	17,831.2
Depreciation & amortization – total*	1,462.5	1,615.7	5,396.7	5,939.6
Normalized EBITDA	6,784.4	7,109.3	22,869.7	23,770.9
Exceptional items without write-off of investments	(155.4)	(48.4)	(392.8)	(126.7)
Share of results of joint ventures	(74.8)	(21.1)	(115.7)	(29.1)
EBITDA	6,554.2	7,039.7	22,361.2	23,615.1

* Includes write-off of investments.

ambev.com.br	Press Release – March 2, 2023

Page | 21

4Q 2022 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	March 2, 2023 (Thursday)

Time:	13:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+55 (11) 4090-1621 / +55 (11) 3181-8565
	US participants (toll free)	+1 (844) 204-8942
	International participants	+1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: the conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/4q22.htm

Portuguese: https://choruscall.com.br/ambev/4t22.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Tatiana Coimbra Castello Branco

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	tatiana.branco@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – March 2, 2023

Page | 22

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2021 (4Q21). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – March 2, 2023

Page | 23

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q21	4Q22%		4Q21	4Q22%		4Q21	4Q22%		4Q21	4Q22%		4Q21	4Q22%		4Q21	4Q22%		4Q21	4Q22%
Volume ('000 hl)	25,585.6	26,605.0	4.0%	8,470.5	9,032.4	6.6%	34,056.1	35,637.4	4.6%	3,595.5	3,112.5	-13.4%	11,402.1	11,222.7	-1.6%	2,321.1	2,196.8	-5.4%	51,374.9	52,169.3	1.5%

R$ million
Net revenue	9,232.3	10,794.5	16.9%	1,609.0	2,022.3	25.7%	10,841.3	12,816.7	18.2%	2,929.3	2,714.6	-5.7%	5,640.1	4,814.3	54.0%	2,600.1	2,347.5	1.9%	22,010.8	22,693.0	21.5%
% of total	41.9%	47.6%		7.3%	8.9%		49.3%	56.5%		13.3%	12.0%		25.6%	21.2%		11.8%	10.3%		100.0%	100.0%
COGS	(4,431.1)	(5,401.6)	21.9%	(906.7)	(1,118.8)	23.4%	(5,337.8)	(6,520.4)	22.2%	(1,438.1)	(1,336.6)	-5.0%	(2,664.0)	(2,184.6)	40.4%	(1,056.2)	(943.6)	1.1%	(10,496.1)	(10,985.3)	20.5%
% of total	42.2%	49.2%		8.6%	10.2%		50.9%	59.4%		13.7%	12.2%		25.4%	19.9%		10.1%	8.6%		100.0%	100.0%
Gross profit	4,801.2	5,392.8	12.3%	702.3	903.5	28.6%	5,503.5	6,296.3	14.4%	1,491.3	1,378.0	-6.4%	2,976.1	2,629.6	66.2%	1,543.8	1,403.8	2.5%	11,514.8	11,707.8	22.4%
% of total	41.7%	46.1%		6.1%	7.7%		47.8%	53.8%		13.0%	11.8%		25.8%	22.5%		13.4%	12.0%		100.0%	100.0%
SG&A	(2,889.2)	(3,449.8)	19.4%	(478.3)	(669.1)	39.9%	(3,367.4)	(4,118.9)	22.3%	(554.4)	(555.6)	2.2%	(1,453.5)	(1,025.2)	40.6%	(1,118.1)	(1,053.5)	7.0%	(6,493.4)	(6,753.2)	21.6%
% of total	44.5%	51.1%		7.4%	9.9%		51.9%	61.0%		8.5%	8.2%		22.4%	15.2%		17.2%	15.6%		100.0%	100.0%
Other operating income/(expenses)	191.4	332.6	46.0%	77.2	128.2	53.3%	268.6	460.8	48.0%	2.7	(84.0)	nm	31.4	160.4	nm	(2.1)	1.9	nm	300.6	539.1	75.3%
% of total	63.7%	61.7%		25.7%	23.8%		89.4%	85.5%		0.9%	-15.6%		10.5%	29.8%		-0.7%	0.4%		100.0%	100.0%
Normalized Operating Profit	2,103.5	2,275.7	6.4%	301.2	362.5	17.8%	2,404.7	2,638.2	7.8%	939.6	738.3	-20.7%	1,554.1	1,764.8	101.7%	423.6	352.3	-8.3%	5,321.9	5,493.6	26.9%
% of total	39.5%	41.4%		5.7%	6.6%		45.2%	48.0%		17.7%	13.4%		29.2%	32.1%		8.0%	6.4%		100.0%	100.0%
Normalized EBITDA	2,789.8	3,103.4	9.8%	394.4	481.3	20.1%	3,184.2	3,584.6	11.1%	1,140.4	1,008.6	-10.6%	1,897.1	2,030.5	93.6%	562.6	485.5	-4.2%	6,784.4	7,109.3	27.4%
% of total	41.1%	43.7%		5.8%	6.8%		46.9%	50.4%		16.8%	14.2%		28.0%	28.6%		8.3%	6.8%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-48.0%	-50.0%		-56.4%	-55.3%		-49.2%	-50.9%		-49.1%	-49.2%		-47.2%	-45.4%		-40.6%	-40.2%		-47.7%	-48.4%
Gross profit	52.0%	50.0%		43.6%	44.7%		50.8%	49.1%		50.9%	50.8%		52.8%	54.6%		59.4%	59.8%		52.3%	51.6%
SG&A	-31.3%	-32.0%		-29.7%	-33.1%		-31.1%	-32.1%		-18.9%	-20.5%		-25.8%	-21.3%		-43.0%	-44.9%		-29.5%	-29.8%
Other operating income/(expenses)	2.1%	3.1%		4.8%	6.3%		2.5%	3.6%		0.1%	-3.1%		0.6%	3.3%		-0.1%	0.1%		1.4%	2.4%
Normalized Operating Profit	22.8%	21.1%		18.7%	17.9%		22.2%	20.6%		32.1%	27.2%		27.6%	36.7%		16.3%	15.0%		24.2%	24.2%
Normalized EBITDA	30.2%	28.7%		24.5%	23.8%		29.4%	28.0%		38.9%	37.2%		33.6%	42.2%		21.6%	20.7%		30.8%	31.3%

Per hectoliter - (R$/hl)
Net revenue	360.8	405.7	12.4%	190.0	223.9	17.9%	318.3	359.6	13.0%	814.7	872.2	9.0%	494.7	429.0	56.4%	1,120.2	1,068.6	7.7%	428.4	435.0	19.7%
COGS	(173.2)	(203.0)	17.2%	(107.0)	(123.9)	15.7%	(156.7)	(183.0)	16.7%	(400.0)	(429.4)	9.8%	(233.6)	(194.7)	42.6%	(455.1)	(429.5)	6.8%	(204.3)	(210.6)	18.7%
Gross profit	187.7	202.7	8.0%	82.9	100.0	20.6%	161.6	176.7	9.3%	414.8	442.7	8.1%	261.0	234.3	68.9%	665.1	639.0	8.3%	224.1	224.4	20.6%
SG&A	(112.9)	(129.7)	14.8%	(56.5)	(74.1)	31.2%	(98.9)	(115.6)	16.9%	(154.2)	(178.5)	18.1%	(127.5)	(91.4)	42.9%	(481.7)	(479.6)	13.1%	(126.4)	(129.4)	19.8%
Other operating income/(expenses)	7.5	12.5	40.4%	9.1	14.2	43.8%	7.9	12.9	41.4%	0.7	(27.0)	nm	2.8	14.3	nm	(0.9)	0.9	nm	5.9	10.3	72.7%
Normalized Operating Profit	82.2	85.5	2.3%	35.6	40.1	10.5%	70.6	74.0	3.0%	261.3	237.2	-8.4%	136.3	157.3	104.9%	182.5	160.4	-3.1%	103.6	105.3	25.0%
Normalized EBITDA	109.0	116.6	5.6%	46.6	53.3	12.6%	93.5	100.6	6.2%	317.2	324.0	3.3%	166.4	180.9	96.6%	242.4	221.0	1.2%	132.1	136.3	25.5%

ambev.com.br	Press Release – March 2, 2023

Page | 24

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	FY21	FY22%		FY21	FY22%		FY21	FY22%		FY21	FY22%		FY21	FY22%		FY21	FY22%		FY21	FY22%
Volume ('000 hl)	90,835.0	94,042.6	3.5%	28,695.5	32,141.8	12.0%	119,530.6	126,184.4	5.6%	13,401.9	11,786.3	-12.1%	37,511.6	38,134.0	1.7%	9,924.1	9,645.0	-2.8%	180,368.1	185,749.7	3.0%

R$ million
Net revenue	30,537.2	35,857.8	17.4%	5,049.4	6,777.9	34.2%	35,586.5	42,635.7	19.8%	9,947.4	9,440.3	-3.9%	16,571.7	17,371.2	46.2%	10,748.7	10,261.7	3.0%	72,854.3	79,708.8	19.8%
% of total	41.9%	45.0%		6.9%	8.5%		48.8%	53.5%		13.7%	11.8%		22.7%	21.8%		14.8%	12.9%		100.0%	100.0%
COGS	(15,382.1)	(18,765.3)	22.0%	(2,927.1)	(3,971.5)	35.7%	(18,309.1)	(22,736.8)	24.2%	(4,727.9)	(4,860.8)	4.5%	(8,235.7)	(8,553.1)	41.0%	(4,386.9)	(4,271.4)	4.9%	(35,659.7)	(40,422.1)	22.9%
% of total	43.1%	46.4%		8.2%	9.8%		51.3%	56.2%		13.3%	12.0%		23.1%	21.2%		12.3%	10.6%		100.0%	100.0%
Gross profit	15,155.1	17,092.5	12.8%	2,122.3	2,806.4	32.2%	17,277.4	19,898.9	15.2%	5,219.5	4,579.4	-11.5%	8,335.9	8,818.1	51.4%	6,361.8	5,990.3	1.7%	37,194.6	39,286.8	16.8%
% of total	40.7%	43.5%		5.7%	7.1%		46.5%	50.7%		14.0%	11.7%		22.4%	22.4%		17.1%	15.2%		100.0%	100.0%
SG&A	(9,975.5)	(11,514.0)	15.4%	(1,594.2)	(2,008.0)	26.0%	(11,569.6)	(13,522.0)	16.9%	(1,993.6)	(1,999.9)	1.9%	(4,384.9)	(4,421.4)	43.7%	(3,897.4)	(4,026.1)	11.3%	(21,845.6)	(23,969.4)	19.6%
% of total	45.7%	48.0%		7.3%	8.4%		53.0%	56.4%		9.1%	8.3%		20.1%	18.4%		17.8%	16.8%		100.0%	100.0%
Other operating income/(expenses)	1,711.2	1,884.5	47.1%	384.7	476.9	55.2%	2,096.0	2,361.4	49.0%	12.4	(52.9)	nm	38.8	192.7	nm	(23.1)	12.8	-165.3%	2,124.1	2,513.9	68.7%
% of total	80.6%	75.0%		18.1%	19.0%		98.7%	93.9%		0.6%	-2.1%		1.8%	7.7%		-1.1%	0.5%		100.0%	100.0%
Normalized Operating Profit	6,890.8	7,463.0	12.4%	912.9	1,275.4	52.4%	7,803.7	8,738.3	16.9%	3,238.3	2,526.6	-21.7%	3,989.8	4,589.4	65.4%	2,441.2	1,976.9	-12.0%	17,473.0	17,831.2	16.1%
% of total	39.4%	41.9%		5.2%	7.2%		44.7%	49.0%		18.5%	14.2%		22.8%	25.7%		14.0%	11.1%		100.0%	100.0%
Normalized EBITDA	9,515.9	10,401.8	12.3%	1,270.1	1,699.8	41.5%	10,786.0	12,101.6	15.6%	3,915.6	3,331.7	-14.4%	5,186.9	5,785.9	60.1%	2,981.3	2,551.7	-7.3%	22,869.7	23,770.9	17.1%
% of total	41.6%	43.8%		5.6%	7.2%		47.2%	50.9%		17.1%	14.0%		22.7%	24.3%		13.0%	10.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-50.4%	-52.3%		-58.0%	-58.6%		-51.4%	-53.3%		-47.5%	-51.5%		-49.7%	-49.2%		-40.8%	-41.6%		-48.9%	-50.7%
Gross profit	49.6%	47.7%		42.0%	41.4%		48.6%	46.7%		52.5%	48.5%		50.3%	50.8%		59.2%	58.4%		51.1%	49.3%
SG&A	-32.7%	-32.1%		-31.6%	-29.6%		-32.5%	-31.7%		-20.0%	-21.2%		-26.5%	-25.5%		-36.3%	-39.2%		-30.0%	-30.1%
Other operating income/(expenses)	5.6%	5.3%		7.6%	7.0%		5.9%	5.5%		0.1%	-0.6%		0.2%	1.1%		-0.2%	0.1%		2.9%	3.2%
Normalized Operating Profit	22.6%	20.8%		18.1%	18.8%		21.9%	20.5%		32.6%	26.8%		24.1%	26.4%		22.7%	19.3%		24.0%	22.4%
Normalized EBITDA	31.2%	29.0%		25.2%	25.1%		30.3%	28.4%		39.4%	35.3%		31.3%	33.3%		27.7%	24.9%		31.4%	29.8%

Per hectoliter - (R$/hl)
Net revenue	336.2	381.3	13.4%	176.0	210.9	19.8%	297.7	337.9	13.5%	742.2	801.0	9.3%	441.8	455.5	43.8%	1,083.1	1,063.9	6.0%	403.9	429.1	16.3%
COGS	(169.3)	(199.5)	17.8%	(102.0)	(123.6)	21.1%	(153.2)	(180.2)	17.6%	(352.8)	(412.4)	18.8%	(219.6)	(224.3)	38.7%	(442.0)	(442.9)	7.9%	(197.7)	(217.6)	19.3%
Gross profit	166.8	181.8	8.9%	74.0	87.3	18.1%	144.5	157.7	9.1%	389.5	388.5	0.7%	222.2	231.2	49.0%	641.0	621.1	4.6%	206.2	211.5	13.4%
SG&A	(109.8)	(122.4)	11.5%	(55.6)	(62.5)	12.5%	(96.8)	(107.2)	10.7%	(148.8)	(169.7)	15.8%	(116.9)	(115.9)	41.3%	(392.7)	(417.4)	14.5%	(121.1)	(129.0)	16.1%
Other operating income/(expenses)	18.8	20.0	42.1%	13.4	14.8	38.6%	17.5	18.7	41.2%	0.9	(4.5)	nm	1.0	5.1	nm	(2.3)	1.3	-167.2%	11.8	13.5	63.8%
Normalized Operating Profit	75.9	79.4	8.6%	31.8	39.7	36.0%	65.3	69.3	10.7%	241.6	214.4	-10.9%	106.4	120.3	62.7%	246.0	205.0	-9.4%	96.9	96.0	12.7%
Normalized EBITDA	104.8	110.6	8.4%	44.3	52.9	26.4%	90.2	95.9	9.5%	292.2	282.7	-2.7%	138.3	151.7	57.5%	300.4	264.6	-4.7%	126.8	128.0	13.7%

ambev.com.br	Press Release – March 2, 2023

Page | 25

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2021	December 31, 2022

Assets
Current assets
Cash and cash equivalents	16,627.7	14,926.4
Investment securities	1,914.6	454.5
Derivative financial instruments	597.4	272.3
Trade receivables	4,791.6	5,349.1
Inventories	11,000.3	12,923.0
Income tax and social contributions receivable	631.5	1,808.7
Other taxes receivable	1,981.1	1,044.8
Other assets	1,082.8	1,037.9
Total	38,627.1	37,816.7

Non-current assets
Investment securities	192.9	219.1
Derivative financial instruments	1.6	1.5
Income tax and social contributions receivable	6,326.9	4,607.5
Deferred tax assets	4,727.7	6,438.8
Taxes receivable	6,005.4	6,708.8
Other assets	2,063.3	1,905.2
Employee benefits	27.9	56.6
Investments in joint ventures	305.2	331.9
Property, plant and equipment	29,224.3	30,055.7
Intangible	8,689.0	9,222.2
Goodwill	42,411.3	40,594.0
Total	99,975.3	100,141.4

Total assets	138,602.5	137,958.1

Equity and liabilities
Current liabilities
Trade payables	25,077.9	24,328.5
Derivative financial instruments	492.5	729.4
Interest-bearing loans and borrowings	847.1	982.6
Bank overdrafts	30.5	74.3
Payroll and social security payables	2,439.4	2,335.8
Dividends and interest on shareholder´s equity payable	1,425.0	1,464.8
Income tax and social contribution payable	1,491.0	1,118.6
Taxes and contributions payable	4,585.9	5,812.9
Put option granted on subsidiary and other liabilities	2,304.5	3,512.8
Provisions	172.3	180.7
Total	38,866.4	40,540.5

Non-current liabilities
Trade payables	617.1	509.4
Interest-bearing loans and borrowings	2,253.4	2,788.1
Deferred tax liabilities	3,214.0	3,725.7
Income tax and social contribution payable	1,686.9	1,598.6
Taxes and contributions payable	704.2	671.0
Put option granted on subsidiary and other liabilities	3,445.2	1,896.8
Provisions	603.8	739.0
Employee benefits	3,194.0	2,161.1
Total	15,718.5	14,089.7

Total liabilities	54,584.9	54,630.3

Equity
Issued capital	58,042.5	58,130.5
Reserves	86,378.8	92,246.6
Comprehensive income	(61,778.3)	(68,421.5)
Equity attributable to equity holders of Ambev	82,643.0	81,955.6
Non-controlling interests	1,374.6	1,372.2
Total Equity	84,017.6	83,327.8

Total equity and liabilities	138,602.5	137,958.1

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Page | 26

CONSOLIDATED INCOME STATEMENT	4Q21	4Q22	FY21	FY22
R$ million

Net revenue	22,010.8	22,693.0	72,854.3	79,708.8
Cost of goods sold	(10,496.1)	(10,985.3)	(35,659.7)	(40,422.1)
Gross profit	11,514.8	11,707.8	37,194.6	39,286.8

Distribution expenses	(2,909.0)	(3,250.9)	(9,932.7)	(11,395.3)
Sales and marketing expenses	(2,200.6)	(2,048.1)	(7,035.5)	(7,337.4)
Administrative expenses	(1,383.9)	(1,454.2)	(4,877.4)	(5,236.8)
Other operating income/(expenses)	300.6	539.1	2,124.1	2,513.9

Normalized Operating Profit	5,321.9	5,493.6	17,473.0	17,831.2

Exceptional items	(155.4)	(65.0)	(392.8)	(143.3)

Income from operations	5,166.5	5,428.6	17,080.2	17,687.9

Net finance results	(987.5)	(1,079.9)	(3,205.4)	(3,423.2)
Share of results of joint ventures	(74.8)	(21.1)	(115.7)	(29.1)

Profit before income tax	4,104.2	4,327.5	13,759.2	14,235.7

Income tax expense	(357.2)	755.9	(636.6)	655.6

Profit	3,747.0	5,083.4	13,122.6	14,891.3
Equity holders of Ambev	3,607.2	4,966.9	12,671.0	14,457.9
Non-controlling interest	139.7	116.5	451.6	433.3

Basic earnings per share (R$)	0.23	0.32	0.81	0.92
Diluted earnings per share (R$)	0.23	0.31	0.80	0.91

Normalized Profit	3,885.1	5,299.7	13,472.3	15,166.8

Normalized basic earnings per share (R$)	0.24	0.33	0.83	0.94
Normalized diluted earnings per share (R$)	0.24	0.33	0.82	0.93

Nº of basic shares outstanding (million of shares)	15,738.0	15,741.6	15,736.9	15,741.9
Nº of diluted shares outstanding (million if shares)	15,858.6	15,848.4	15,857.5	15,848.6

ambev.com.br	Press Release – March 2, 2023

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CONSOLIDATED STATEMENT OF CASH FLOWS	4Q21	4Q22	FY21	FY22
R$ million

Profit	3,747.0	5,083.4	13,122.6	14,891.3
Depreciation, amortization and impairment	1,462.5	1,632.3	5,396.7	5,956.3
Impairment losses on receivables and inventories	59.6	119.8	200.8	351.8
Additions/(reversals) in provisions and employee benefits	101.0	83.4	244.6	232.7
Net finance cost	987.5	1,079.9	3,205.4	3,423.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(79.1)	(23.8)	(142.8)	(88.8)
Equity-settled share-based payment expense	80.0	95.9	387.6	313.9
Income tax expense	357.2	(755.9)	636.6	(655.6)
Share of result of joint ventures	74.8	21.1	115.7	29.1
Hedge operations results	(1,852.4)	(466.6)	(1,852.4)	(466.6)
Other non-cash items included in the profit	1,186.3	573.1	-	(17.3)
Cash flow from operating activities before changes in working capital and provisions	6,124.5	7,442.6	21,314.7	23,969.9
(Increase)/decrease in trade and other receivables	1,101.3	513.0	341.4	(322.5)
(Increase)/decrease in inventories	(1,526.4)	(851.4)	(3,499.5)	(3,088.0)
Increase/(decrease) in trade and other payables	5,821.9	3,909.6	6,157.5	726.6
Cash generated from operations	11,521.3	11,013.8	24,314.2	21,286.0
Interest paid	(166.8)	(406.8)	(498.2)	(826.3)
Interest received	151.5	464.9	377.1	1,095.0
Dividends received	10.6	1.0	13.1	6.6
Income tax and social contributions paid	275.8	737.9	(1,305.1)	(919.0)
Cash flow from operating activities	11,792.5	11,810.8	22,901.0	20,642.2

Proceeds from sale of property, plant, equipment and intangible assets	213.9	35.9	301.7	133.9
Proceeds from sale of operations in subsidiaries	0.2	-	0.5	-
Acquisition of property, plant, equipment and intangible assets	(3,010.3)	(2,035.5)	(7,677.1)	(6,533.1)
Acquisition of subsidiaries, net of cash acquired	(19.1)	(0.1)	(133.8)	(3.0)
Acquisition of other investments	(0.1)		(5.3)	(30.0)
(Investments)/net proceeds of debt securities	125.2	904.0	(236.0)	1,413.0
Net proceeds/(acquisition) of other assets	10.0	-	15.0	15.0
Cash flow used in investing activities	(2,680.2)	(1,095.7)	(7,734.9)	(5,004.1)

Capital increase	5.7	-	9.1	23.8
Proceeds/(repurchase) of shares	(1.3)	2.3	(44.2)	(54.1)
Acquisition of non-controlling interests	-		-	(0.1)
Proceeds from borrowings	50.3	71.4	315.2	274.9
Repayment of borrowings	(164.0)	(33.5)	(2,454.0)	(230.2)
Cash net finance costs other than interests	(604.7)	(483.1)	(2,089.6)	(3,255.1)
Payment of lease liabilities	(159.5)	(277.7)	(663.2)	(854.7)
Dividends and interest on shareholders’ equity paid	(9,617.6)	(11,959.8)	(11,115.3)	(12,242.3)
Cash flow from financing activities	(10,491.2)	(12,680.3)	(16,041.8)	(16,337.9)

Net increase/(decrease) in Cash and cash equivalents	(1,378.9)	(1,965.2)	(875.8)	(699.9)
Cash and cash equivalents less bank overdrafts at the beginning of the year	17,744.6	17,273.9	17,090.3	16,597.2
Effect of exchange rate fluctuations	231.5	(456.6)	382.6	(1,045.2)
Cash and cash equivalents less bank overdrafts at the end of the year	16,597.2	14,852.1	16,597.2	14,852.1

ambev.com.br	Press Release – March 2, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer